Exhibit 99.1

Tokio Marine Highland Selects Sapiens to Accelerate its Claims Transformation

Sapiens cloud solution for claims will provide Tokio Marine Highland agility,

effectiveness and functionality, while reducing overall costs

Raleigh, NC - September 22, 2021 -- Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced an agreement with Tokio Marine Highland, a leading property and casualty underwriting agency, to implement Sapiens ClaimsPro, which is part of Sapiens CoreSuite for Property and Casualty. Tokio Marine Highland’s decision to implement Sapiens’ solution follows the successful implementation of their construction book using Sapiens PolicyPro and Sapiens BillingPro.

Tokio Marine Highland, formerly WNC Insurance Services, offers a broad suite of specialty risk management solutions, including private flood, construction, fine art and specialty property products. Tokio Marine Highland made the strategic decision to complete their enterprise-wide insurance platform transformation with Sapiens ClaimsPro, an integral part of Sapiens CoreSuite for P&C. The company’s modernization plan includes the core transformation and digitalization of their processes to improve their customer experience and enable fast growth.

“Sapiens was once again able to demonstrate the benefits of enhanced claims capabilities, and as a result, we are pleased to extend our growing partnership. Speed-to-market is a key driver for Tokio Marine Highland. Sapiens ClaimsPro platform is a natural fit that provides the capabilities we need to work effectively and seamlessly with our brokers and agents,” said Kiran Achen, Chief Information Officer for Tokio Marine Highland. “We appreciate Sapiens’ continual investment in modern, integrative and self-sufficient core insurance technology, as well as their investment in eco-partnerships that support our business lines and provide us with more innovation.”

“Our business team has now engaged with our combined Sapiens/Tokio Marine Highland implementation team and is making solid progress in delivering a feature-rich and modern claims platform that will be a key tool as we grow our business,” said Jeff Garretson, Chief Claims Officer for Tokio Marine Highland.

“The strategic partnership between Tokio Marine Highland and Sapiens has forged the foundation for significant growth,” said Jamie Yoder, Sapiens North America President & General Manager. “Completing Sapiens CoreSuite enterprise platform will be highly beneficial to Tokio Marine Highland’s business operations, by meeting today’s industry demands and preparing them for the future.”

Sapiens cloud solution ClaimsPro provides fundamental claims transactions, workflow, tasks, diaries and management functions. ClaimsPro, is a modular solution which can be implemented together with other modules or stand alone. It offers robust capabilities, including a feature-rich set of claims management reports, as well as interactive dashboards and robust integration capabilities into third-party services.

One of the primary benefits ClaimsPro offers Tokio Marine Highland is that the solution allows information partitioning for agents and brokers, as well as workload balancing and integration to the company’s PolicyPro/BillingPro platforms. The solution provides full lifecycle support for handling claims for all personal and commercial lines of business, including workers’ compensation.

About Tokio Marine Highland

Tokio Marine Highland is a leading property and casualty underwriting agency that offers distinct solutions for private flood, construction, fine art and specialty property, and includes Precise Adjustments, a wholly owned subsidiary that provides industry-leading claims capabilities.

Founded in 1962, Tokio Marine Highland Insurance Services, Inc. (formerly WNC Insurance Services, Inc.) is a wholly owned company of Tokio Marine Kiln, one of the largest carriers in the Lloyd’s of London insurance market, rated A (Excellent) by AM Best for financial strength, and a member of the Tokio Marine Group. Tokio Marine Highland’s home office is located in Chicago, IL, with operating centers in Dallas, TX, Irvine, CA, Miami, FL, Naperville, IL, and South Pasadena, CA.

For more information, visit our website at www.tokiomarinehighland.com.

www.sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative and agile. Backed by more than 35 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

Media Contact Shay Assaraf Chief of Marketing, Sapiens +44 7548 369920 Shay.assaraf@sapiens.com	Investors Contact Daphna Golden Vice President, Head of Investor Relations, Sapiens ir@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com